SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Name of Subject Company)

CORPORATE PROPERTY ASSOCIATES 18 – GLOBAL INCORPORATED
(Name of Person(s) Filing Statement)

CLASS C COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

22004E208
(CUSIP Number of Class of Securities)

 Jason E. Fox
Chief Executive Officer
Corporate Property Associates 18 – Global Incorporated
50 Rockefeller Plaza
New York, New York 10020
(212) 492-1100
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the persons filing statement)

Copies to:
Kathleen L. Werner
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
Phone: (212) 878-8000
Fax: (212) 878-8375

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the cash tender offer (the “Everest REIT Investors Offer”) by Everest REIT Investors I, LLC (“Everest REIT Investors”) to purchase up to 1,600,000 shares of Class C common stock, par value $0.001 per share (the “Class C Common Stock”), of Corporate Property Associates 18 – Global Incorporated (the “Company”), at a price of $6.20 per share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (as may be amended from time to time, the “Everest Offer to Purchase”), as filed under cover of Schedule TO by Everest REIT Investors with the Securities and Exchange Commission (the “SEC”) on November 5, 2018 (the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board”) recommends that the Company’s stockholders REJECT the Everest REIT Investors Offer to purchase shares of their Class C Common Stock.

Item 1. Subject Company Information

(a)	Name and address. The Company’s name is Corporate Property Associates 18 – Global Incorporated. The address and telephone number of its principal executive office are:

Corporate Property Associates 18 – Global Incorporated
50 Rockefeller Plaza
New York, New York 10020
(212) 492-1100

(b)	Securities. This Schedule 14D-9 relates to the Class C Common Stock, of which there were 31,831,776 shares outstanding as of November 2, 2018.

Item 2. Identity and Background of the Filing Person

(a)    Name and address. The Company is the filing person. The Company’s name, address and business telephone number are set forth in Item 1(a) above, which is incorporated herein by reference.

(d)    Tender offer. This Schedule 14D-9 relates to the Everest REIT Investors Offer to purchase up to 1,600,000 shares of the Company’s Class C Common Stock at a price equal to $6.20 per share. The Everest REIT Investors Offer is on the terms and subject to the conditions described in the Everest Offer to Purchase.

Everest REIT Investors has a history of making tender offers for shares of various direct participation programs, such as the Company, at prices below perceived value. Historically, the number of shares acquired by the Everest REIT Investors through those efforts has been de minimis.

Unless the Everest REIT Investors Offer is extended, it will expire on December 20, 2018.

According to the Schedule TO, the business address and telephone number for Everest REIT Investors is:

Everest REIT Properties, LLC
199 South Los Robles Avenue, Suite 200
Pasadena, California 91101
(626) 585-5920

Item 3. Past Contract, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in (a) the section entitled “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 12, 2018 (the “2017 Form 10-K”), as well as Note 3, Agreement and Transaction with Related Parties, to the Consolidated Financial Statements contained in “Item 8. Financial Statement and Supplementary Data” in the 2017 Form 10-K; (b) the sections entitled “Report of the Audit Committee — Compensation of Directors and Executive Officers — Fiscal 2017,” “—Securities Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 20, 2018 (the “2017 Proxy Statement”); and (c) Note 3, Agreement and Transaction with Related Parties to the Condensed Consolidated Financial Statements contained in the section entitled “Part I – Item 1. Financial Statements” in the Quarterly Reports on Form 10-Q for the periods ended March 31, 2018, June 30, 2018 and September 30, 2018, filed with the SEC on May 15, 2018, August 10, 2018 and November 9, 2018, respectively (collectively, the “Quarterly Reports”), which information is incorporated herein by reference. The 2017 Form 10-K and 2017 Proxy Statement were sent to all of the Company’s stockholders in the past year and the 2017 Form 10-K, 2017 Proxy Statement and Quarterly Reports are available for free on the SEC’s web site at www.sec.gov.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and Everest REIT Investors and its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

(a)
Recommendation. The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of its position, if any, with respect to the Everest REIT Investors Offer. As a result, the Board: (1) consulted with members of the Company’s management, Carey Asset Management Corp., the Company’s advisor, and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the Everest REIT Investors Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities; (4) considered the price being offered by Everest REIT Investors as compared to the redemption price payable under the Company's Redemption Plan and the expected availability of the Redemption Plan; (5) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of assets and future prospects; and (6) took into account the fact that Everest REIT Investors is making the offer for investment purposes and with the intention of making a profit from the ownership of the shares.

Accordingly, the Board recommends that the Company’s stockholders REJECT the Everest REIT Investors Offer.

The Board understands that you must make your own independent decision whether to tender or refrain from tendering your shares of Class C Common Stock. We strongly urge you to carefully consider all aspects of the Everest REIT Investors Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means (e.g., through Company's quarterly Redemption Plan), (iii) other financial opportunities available to you, including through the Company’s Redemption Plan, (iv) your own tax position and tax consequences and (v) other factors you determine are relevant to your decision. You should carefully review all of the Everest REIT Investors Offer documents sent to you by Everest REIT Investors, as well as the Company’s publicly available annual, quarterly and other reports, and consult with your own financial, tax and other advisors in evaluating the Everest REIT Investors Offer before deciding whether to tender your shares of Class C Common Stock.

(b)	Reasons. The following are the material factors considered by the Board in evaluating the Everest REIT Investors Offer:

i.
The Board believes that the offer price of $6.20 is significantly less than the current value and potential long-term value of the Company. The Company’s estimated net asset value per share ("NAV") is prepared on a quarterly basis. On August 30, 2018, the Company announced that its NAV as of June 30, 2018 was $8.57 per share of the Class C Common Stock (the “June 30, 2018 NAV”). The June 30, 2018 NAV was determined in accordance with the Company’s current valuation policies, in which the Company obtains an independent rolling appraisal of the fair market value of approximately 25% of its real estate portfolio based on asset value once every quarter, obtains an updated independent valuation of its debt as of quarter end, makes adjustments for other tangible balance sheet assets and liabilities as of quarter end, uses total shares outstanding for each class of shares as of quarter end and uses foreign exchange rates as of quarter end in converting the local currency fair market value of international assets and liabilities to U.S. dollars. The valuation conforms to the Investment Program Association’s Practice Guideline for Valuations of Publicly Registered Non-Listed REITs. As with any valuation methodology, the methodologies used to determine the June 30, 2018 NAV were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. For more information on the June 30, 2018 NAV, see the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2018. The NAV as of September 30, 2018 is currently in process and the Company expects to announce it in a Current Report on Form 8-K in December 2018.

ii.
The Board believes that the Everest REIT Investors Offer represents an opportunistic attempt by Everest REIT Investors to purchase the Class C Common Stock at a low share price to make a profit and, as a result, deprive any Company stockholders who tender their shares of the Class C Common Stock of the potential opportunity to realize the long-term value of their investment in the Company. However, the Board notes that because the Company is a non-exchange traded real estate investment trust, there is a limited market for the Class C Common Stock, and there can be no certainty regarding the long-term value of the Class C Common Stock because the value is dependent on a number of factors including: changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; policies and guidelines applicable to real estate investment trusts; the availability of capital and debt financing; and the Company’s ongoing relationship with its advisor and affiliates.

iii.
The Company maintains a quarterly redemption program (the "Redemption Plan") pursuant to which the Company may, at the Board’s discretion, redeem shares of its common stock from stockholders seeking liquidity. Except for redemptions sought in certain defined special circumstances, the redemption price is 95% of the Company’s most recently published quarterly NAV, which is currently $8.57 per share of Class C Common Stock, as discussed above. For shares redeemed under special circumstances, the redemption price is the greater of the price paid to acquire the shares from the Company or 95% of the most recently published quarterly NAV. Redemption requests are processed on a quarterly basis. In order to be considered for redemption, the completed paperwork must be received in good order with all necessary requirements fulfilled. For stockholders who may wish to redeem their shares of Class C Common Stock, the next deadline is December 3, 2018. Redemptions will be processed for payment on or about December 12, 2018. Accordingly, if you submit your shares for redemption by December 3, 2018 and our Board approves all redemption requests, you will receive more money per share of Class C Common Stock than you will receive through the Everest REIT Investors Offer. The amount of shares we may redeem in any year is limited, and there can be no assurance that we will redeem all shares submitted for redemption.

iv.
Everest REIT Investors states that the Everest REIT Investors Offer is being made “for investment purposes and with a view to making a profit for itself” and admits that it was “motivated to establish a price which might be acceptable” to the Company’s stockholders. To that end, Everest REIT Investors provides that it arrived at the Everest REIT Investors Offer price of $6.20 by considering, among other things, “the discount to potential liquidation value that is acceptable to [Everest REIT Investors]” and its “desire to set an [o]ffer [p]rice that will be acceptable to some [stockholders] and will also enable [Everest REIT Investors] to make a profit by holding on to the Shares until the [Company] is liquidated.” Further, Everest REIT Investors states that it “determined the [o]ffer [p]rice pursuant to its own analysis” and “did not obtain current independent valuations or appraisals of the [Company’s] assets.” Therefore, Everest REIT Investors acknowledges that the offer price was established based on Everest REIT Investors’ objectives and not based on what is in the best financial interest of you and the other Company stockholders. In addition, stockholders who tender their shares of Class C Common Stock will not receive any distributions paid after the offer expiration date of December 20, 2018. Any such distributions would be assigned to Everest REIT Investors.

v.
Everest REIT Investors has engaged an affiliated depositary for the Everest REIT Investors Offer. As a result, there is no independent third party holding funds for Everest REIT Investors for payment of the Everest REIT Investors Offer price that can independently verify that such funds are available for payment, and Everest REIT Investors may have access to the shares tendered by stockholders before all conditions to the Everest REIT Investors Offer have been satisfied and tendering holders have been paid.

vi.
There is no guarantee that the Everest REIT Investors Offer can or will be completed as soon as Everest REIT Investors contemplates in its offer. The Everest REIT Investors Offer does not initially expire until December 20, 2018, and this date may be extended by Everest REIT Investors, subject to compliance with applicable securities laws, in its sole discretion.

vii.
Everest REIT Investors expressly reserves the right to amend the terms of the Everest REIT Investors Offer, including by decreasing the $6.20 per share offer price or by changing the number of shares being sought or the type of consideration, at any time before the Everest REIT Investors Offer expires.

(c)
Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell shares held of record or beneficially owned by them pursuant to the Everest Offer to Purchase.

Item 5. Person/Assets Retained, Employed, Compensated or Used

To the knowledge of the Company, neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Everest Offer to Purchase.

Item 6. Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Class C Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as follows:

Name	Date of Transaction	Nature of Transaction	Number of Shares of Class C Common Stock	Price per Share
Various Stockholders	9/26/2018	Repurchases by the Company under its Redemption Plan*	183,712	$ 8.27
Various Stockholders	10/15/2018	Quarterly Purchases through Distribution Reinvestment Plan**	301,649	$ 8.57
__________
*     Transactions were made pursuant to the Company’s Redemption Plan (with an average price shown).

**
Pursuant to the Distribution Reinvestment Plan, stockholders may elect to have up to the full amount of their cash distributions from the Company reinvested in additional shares of the class of common stock such stockholder holds, at a purchase price equal to the most recently published NAV, which is $8.57 per share.

Item 7. Purposes of the Transaction and Plans or Proposals

(a)    Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Everest REIT Investors Offer that relate to a tender offer or other acquisition of shares of Class C Common Stock by the Company, any subsidiary of the Company or any other person.

(b)    Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Everest REIT Investors Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c)    Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Everest REIT Investors Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

Cautionary Note Regarding Forward-Looking Statements

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding: the amount and timing of any future dividends; statements regarding our corporate strategy and underlying assumptions about the Company’s portfolio (e.g., occupancy rate, lease terms, and tenant credit quality, including expectations about tenant bankruptcies and interest coverage), possible new acquisitions and dispositions, and international exposure; future capital expenditure levels, including any plans to fund future liquidity needs, and future leverage and debt service obligations; capital structure; statements that the Company makes regarding the Company’s ability to remain qualified for taxation as a real estate investment trust, and the Tax Cuts and Jobs Act in the United States; the impact of recently issued accounting pronouncements; other regulatory activity, such as the General Data Protection Regulation in the European Union or other data privacy initiatives; and the general economic outlook. It is important to note that actual results could be materially different from those projected in such forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on the Company’s business, financial condition, liquidity, results of operations, modified funds from operations, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties, and other factors that may materially affect the Company’s future results, performance, achievements, or transactions. Information on factors that could impact actual results and cause them to differ from what is anticipated in the forward-looking statements contained herein is included in other filings with the SEC, including but not limited to those described in Item 1A. Risk Factors in the Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on March 12, 2018. Moreover, because the Company operates in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Given these risks and uncertainties, stockholders are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date hereof, unless noted otherwise. Except as required by federal securities laws and the rules and regulations of the SEC, the Company does not undertake to revise or update any forward-looking statements.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)	Text of letter sent to Corporate Property Associates 18 – Global Incorporated stockholders.

(a)(2)	E-mail to Financial Advisors.

(e)(1)*	Excerpts from the Definitive Proxy Statement on Schedule 14A filed by Corporate Property Associates 18 – Global Incorporated with the SEC on April 20, 2018.

(e)(2)*	Excerpts from the Annual Report on Form 10-K filed by the Company with the SEC on March 12, 2018.

(e)(3)*	Excerpts from the Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed by the Company with the SEC on May 15, 2018.

(e)(4)*	Excerpts from the Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed by the Company with the SEC on August 10, 2018.

(e)(5)*	Excerpts from the Quarterly Report on Form 10-Q for the period ended September 30, 2018, filed by the Company with the SEC on November 9, 2018.

*	Incorporated by reference as provided in Item 3 hereof.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORPORATE PROPERTY ASSOCIATES 18 – Global INCORPORATED

Date: November 14, 2018	By:	/s/ Susan C. Hyde
		Name:	Susan C. Hyde
		Title:	Chief Administrative Officer and Corporate Secretary